Exhibit 107
Calculation of Filing Fee Tables
424(b)(2)
(Form Type)
Reinsurance Group of America, Incorporated
(Exact Name of Registrant as Specified in its Charter)
Table 1:
Newly
Registered Securities
The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate amount of that offering is $700,000,000.

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities

Fees to Be Paid	Debt	6.650% Fixed-Rate Reset Subordinated Debentures due 2055	457(r)	$ 700,000,000	100%	$ 700,000,000	$153.10 per $1 million	$ 107,170.00

TOTAL	—	—	—	$ 700,000,000	—	$ 700,000,000		$ 107,170.00